[W&C (New York) Draft: September 19, 2007]

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               PURE BIOFUELS CORP.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 12, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.: 74621R104                 13D

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Special Situations Master Fund Limited
       I.R.S. Identification No. 98-0451872
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
-----  -------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           -0-
NUMBER OF          ------  -----------------------------------------------------
SHARES             8       SHARED VOTING POWER
BENEFICIALLY               84,604,912 shares (1)
OWNED BY           ------  -----------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON WITH        ------  -----------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           84,604,912 shares (1)
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,604,912 shares (1)
-----  -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       57.3% (1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO, HC
-----  -------------------------------------------------------------------------

(1) Includes 11,000,000 shares of common stock acquired by the Reporting Persons and 73,604,912 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

                                     2 of 10

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru I LLC
       I.R.S. Identification No. 26-0816482
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----  -------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           -0-
NUMBER OF          ------  -----------------------------------------------------
SHARES             8       SHARED VOTING POWER
BENEFICIALLY               84,604,912 shares (1)
OWNED BY           ------  -----------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON WITH        ------  -----------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           84,604,912 shares (1)
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,604,912 shares (1)
-----  -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       57.3% (1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
-----  -------------------------------------------------------------------------

(1) Includes 11,000,000 shares of common stock acquired by the Reporting Persons and 73,604,912 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

                                     3 of 10

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru II LLC
       I.R.S. Identification No. 26-0816494
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----  -------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           -0-
NUMBER OF          ------  -----------------------------------------------------
SHARES             8       SHARED VOTING POWER
BENEFICIALLY               84,604,912 shares (1)
OWNED BY           ------  -----------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON WITH        ------  -----------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           84,604,912 shares (1)
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,604,912 shares (1)
-----  -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       57.3% (1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
-----  -------------------------------------------------------------------------

(1) Includes 11,000,000 shares of common stock acquired by the Reporting Persons and 73,604,912 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

                                     4 of 10

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Asset Management LLC
       I.R.S. Identification No.: 20-2332356
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----  -------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           -0-
NUMBER OF          ------  -----------------------------------------------------
SHARES             8       SHARED VOTING POWER
BENEFICIALLY               84,604,912 shares (1)
OWNED BY           ------  -----------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON WITH        ------  -----------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           84,604,912 shares (1)
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,604,912 shares (1)
-----  -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       57.3% (1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA, OO
-----  -------------------------------------------------------------------------

(1) Includes 11,000,000 shares of common stock acquired by the Reporting Persons and 73,604,912 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

                                     5 of 10

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Max Holmes
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-----  -------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           -0-
NUMBER OF          ------  -----------------------------------------------------
SHARES             8       SHARED VOTING POWER
BENEFICIALLY               84,604,912 shares (1)
OWNED BY           ------  -----------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                  -0-
PERSON WITH        ------  -----------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           84,604,912 shares (1)
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,604,912 shares (1)
-----  -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       57.3% (1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
-----  -------------------------------------------------------------------------

(1) Includes 11,000,000 shares of common stock acquired by the Reporting Persons and 73,604,912 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

                                     6 of 10

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 9440 Little Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c); (f) This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is attached as an exhibit hereto and incorporated herein by reference.

     Set forth below is certain information relating to each of the Reporting
Persons:

     (1)  Plainfield Special Situations Master Fund Limited

     Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

     (2)  Plainfield Peru I LLC

     Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

     (3)  Plainfield Peru II LLC

     Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

     (4)  Plainfield Asset Management LLC

     Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (5)  Max Holmes

     Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

                                     7 of 10
decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Peru I and Peru II used investment funds in the amount of $10,000,000.00 provided by Master Fund to purchase from the Issuer 11,000,000 shares of Common Stock (the "Shares"), a convertible note with a principal amount of $10,000,000 convertible into Common Stock at a conversion price of $0.60 (the "Convertible Note"), and warrants to purchase 56,938,245 share of Common Stock at an exercise price of $0.60 (the "Warrants").

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to the terms a Securities Purchase Agreement dated as of September 12, 2007 by and among the Issuer, Peru I and Peru II (the "Purchase Agreement"), Peru I and Peru II purchased the Shares, Warrants and Convertible Notes from the Issuer for the purpose of making an investment in the Issuer. Pursuant to the terms of the Purchase Agreement, Peru I and Peru II have the right to designate one director and have designated Eric Reehl, an employee of Asset Management, to be a director of the Issuer.

     Except as otherwise disclosed in this Statement, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a); (b) Peru II beneficially owns 67,938,245 shares of Common Stock, consisting of (i) 11,000,000 shares of Common Stock of which it is the owner of record, and (ii) 56,938,245 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 46.0% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Convertible Note). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 16,666,667 shares of Common Stock, all of which are issuable upon conversion of the Convertible Note, representing in the aggregate approximately 11.3% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Convertible Note). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of common stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Master Fund, Peru I and Peru II are parties to a Voting Agreement with certain stockholders of the Issuer pursuant to which the parties thereto have agreed to vote in favor of an amendment to the articles of incorporation of the Issuer to increase the number of authorized shares of common stock of the Company to a number sufficient to support the issuance of the Common Stock underlying the Convertible Note and the Warrants.

                                     8 of 10

     Peru I and Peru II are parties to a Stockholders Agreement with Luis Goyzueta, the Chief Executive Officer of the Issuer, pursuant to which Mr. Goyzueta has agreed to vote all shares of Common Stock owned by him in favor of the election of a director designated by Peru I and Peru II.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.   Limited Power of Attorney

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer.

7.   Stock Purchase Warrant issued to Peru II by the Issuer.

                                     9 of 10

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2007

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD PERU I LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD PERU II LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD ASSET MANAGEMENT LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 1 to this Schedule 13D.

                                    10 of 10

                                    Exhibit 1

                            LIMITED POWER OF ATTORNEY

          KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

     (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

     (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

          The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

          Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.


/s/ Max Holmes
--------------
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.


/s/ Theresa Lowe
----------------
Notary Public

                                    Exhibit 2

                             JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13D with respect to the Common Stock of Pure Biofuels Corp., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 21st day of September, 2007.

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD PERU I LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD PERU II LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD ASSET MANAGEMENT LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 1 to the Schedule 13D to which this Joint Filing Agreement is attached.